Exhibit 1A-6B

CLIENT SERVICES AGREEMENT

This Client Services Agreement (the "Agreement"), effective as of 8/5/2025 (the "Effective Date"), is entered into by and between KBBAT Holdings, Inc., d/b/a Big Brand Ventures ("Service Provider") on the one hand, and Alternative Canning Solutions Inc., and Strategic Group Partners, Inc. (collectively, the "Client") on the other hand. Service Provider and Client may be referred to collectively as the "Parties" or individually as a "Party."

WHEREAS, Service Provider is engaged in the business of providing strategic consulting, marketing, branding, and business advisory services;

WHEREAS, Client desires to engage Service Provider to provide such services, and Service Provider agrees to provide such services pursuant to the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties agree as follows:

1.	Engagement & Scope of Services

a.	Engagement. Client hereby engages Service Provider to exclusively perform the services described in Exhibit A (the "Services"), and Service Provider accepts such engagement subject to the terms and conditions of this Agreement.
b.	Independent Contractor Status. Service Provider shall perform the Services as an independent contractor. Nothing in this Agreement shall be construed to create an employment, agency, or partnership relationship between the Parties.
c.	Standard of Performance. Service Provider agrees to perform the Services diligently, professionally, and in accordance with applicable industry standards.
d.	Client Cooperation. Client shall provide all necessary access, information, approvals, and cooperation reasonably required for Service Provider to perform the Services.

2.	Compensation & Payment Terms

a.	Compensation. Client shall compensate Service Provider as set forth in Exhibit B. All compensation terms, including timing, structure, and payment methods, shall be governed exclusively by Exhibit B.
b.	Automatic Payment Authorization. Unless otherwise stated in Exhibit B, Client agrees to enroll in automatic payment (“Autopay”) for all recurring fees due under this Agreement. By executing this Agreement, Client authorizes Service Provider to automatically charge the agreed-upon payment method on file (including ACH or credit card) in accordance with the payment schedule outlined in Exhibit B. If Client wishes to opt out of Autopay or modify payment terms, such exception must be expressly detailed in Exhibit B.

c.	Invoices and Late Payments. Unless otherwise specified in Exhibit B, Service Provider may invoice Client for any amounts due, and Client shall make full payment promptly, and no later than seven (7) days after invoice receipt. A late fee of one and one-half percent (1.5%) per month (or the highest rate permitted by law, whichever is lower) shall apply to any overdue amounts and compound monthly. Service Provider reserves the right to suspend Services until payment is received. If payment remains outstanding for more than fourteen (14) days, Service Provider may terminate this Agreement immediately with written notice, and Client shall not be entitled to any refund of amounts already paid.
d.	Non-Refundable Fees. Except as otherwise expressly stated in Exhibit B, all fees paid or payable under this Agreement are non-refundable.
e.	Price Adjustments. For ongoing Services lasting more than six (6) months, Service Provider reserves the right to review and adjust fees, provided that Client shall receive at least thirty (30) days' written notice of any change. If Client does not agree to the adjustment, either Party may terminate this Agreement with thirty (30) days' notice.

3.	Term & Termination

a.	Term. The term of this Agreement shall be as set forth in Exhibit B, commencing on the Effective Date.
b.	Termination, Generally. Either Party may terminate this Agreement for convenience by providing at least thirty (30) days' written notice prior to the conclusion of the then-current Term.
c.	Notices. Any notice required under this Agreement shall be in writing and deemed effective (i) upon sending to the email address listed on the signature page for each Party, or (ii) five (5) business days after mailing via certified mail or courier. Either Party may update its contact information by notifying the other in writing.
d.	Termination for Cause. Either Party may terminate this Agreement immediately if the other Party:
i.	Materially breaches this Agreement and fails to cure such breach within fourteen

(14) days of written notice;

ii.	Becomes insolvent, files for bankruptcy, or ceases operations; or
iii.	Fails to make timely payments when due under this Agreement.
e.	Termination for Non-Performance.
i.	Performance Standards. Service Provider acknowledges that Client's current baseline gross sales are Three Hundred Thousand Dollars ($300,000) per month as of the Effective Date (the "Baseline Sales"). Service Provider agrees to achieve and maintain the following minimum performance standards (the "Performance Standards"):
1.	Beginning in the fifth (5th) full calendar month following the Effective Date, Client’s gross sales must increase by a minimum of Two Hundred Fifty Thousand Dollars ($250,000) over the subsequent Twelve (12) month period (the “Performance Period”). To satisfy this requirement, such increase must be derived the Service Provider’s marketing efforts and/or introductions.

2.	During the Performance Period, the Client shall provide the Service Provider with verified monthly gross sales figures within ten (10) business days following the end of each calendar month. For purposes of measuring Service Provider's performance, gross sales shall include all revenue streams, recognizing that Service Provider's marketing efforts may have indirect effects on overall business performance.
3.	The Performance Standards may be temporarily suspended in the event of circumstances beyond either Party's reasonable control, including but not limited to natural disasters, government regulations affecting Client's industry, or significant economic downturns affecting Client's target market, provided such circumstances materially and demonstrably impact Client's ability to achieve sales growth.
ii.	Non-Performance Consequences. If the Performance Standards are not met by the end of the Performance Period, the Client may promptly terminate this Agreement.
1.	Upon termination for non-performance under this Section 3(e)(ii), the Client shall have the option to immediately and permanently claw back any unvested equity that has been granted to Service Provider hereunder, and Service Provider shall have no claim to such equity. Note, however, such clawback provision shall not impact any equity that has already vested pursuant to the terms hereof.
f.	Effect of Termination. Upon termination:
i.	Service Provider shall cease performing the Services;
ii.	All outstanding fees and compensation due to Service Provider shall become immediately payable;
iii.	Each Party shall promptly return or destroy all proprietary or confidential materials belonging to the other Party; and
iv.	All provisions that by their nature should survive termination (including but not limited to confidentiality, ownership, and indemnification) shall remain in effect.
v.	Client acknowledges and agrees that any amounts paid prior to the termination date shall not be refundable, except as expressly provided in Exhibit B.

4.	Confidentiality

a.	Definition. "Confidential Information" means all non-public business, technical, financial, strategic, creative, or other proprietary information disclosed by one Party ("Disclosing Party") to the other Party ("Receiving Party"), whether oral, written, electronic, or in any other form, that is designated as confidential or that reasonably should be understood to be confidential given the nature of the information.
b.	Obligations. The Receiving Party shall (a) maintain the confidentiality of the Disclosing Party’s Confidential Information using the same degree of care it uses for its own confidential materials (but no less than reasonable care); (b) use such information solely to perform its obligations under this Agreement; and (c) not disclose it to any third party without the prior written consent of the Disclosing Party, except as required by law or to its legal or financial advisors under confidentiality obligations.

c.	Exclusions. Confidential Information does not include information that (a) is or becomes generally available to the public through no breach of this Agreement; (b) was known to the Receiving Party prior to disclosure; (c) is disclosed by a third party lawfully and without restriction; or (d) is independently developed by the Receiving Party without use of the Disclosing Party’s Confidential Information.
d.	Return or Destruction. Upon termination of this Agreement, the Receiving Party shall return or destroy all Confidential Information of the Disclosing Party, except as required by law. Notwithstanding the foregoing, Service Provider may retain copies of Client Confidential Information solely for recordkeeping, compliance, or archival purposes, subject to ongoing confidentiality obligations.
e.	Equitable Relief. The Parties acknowledge that breach of this Section may cause irreparable harm, and the Disclosing Party shall be entitled to seek injunctive relief in addition to other remedies available at law or equity.
f.	Non-Circumvention. Client agrees not to directly or indirectly circumvent Service Provider in any business opportunities, introductions, or relationships that arise as a result of the Services. Client shall not solicit, engage, or enter into any arrangement with any Service Provider employees, contractors, team members, or third party introduced by Service Provider in connection with this Agreement, without Service Provider’s prior written consent.

5.	Intellectual Property & Ownership

a.	Work Product. Unless otherwise stated in Exhibit A, all deliverables, work product, reports, designs, content, materials, data, and inventions created or developed by Service Provider in connection with the Services ("Work Product") shall be the sole and exclusive property of Client upon payment for such work. For ongoing retainer-based relationships, Client shall retain ownership of Work Product developed during any period for which payments are current and up to date. Any proprietary frameworks or methodologies that existed prior to this engagement shall remain the property of Service Provider. Ownership of all Work Product shall vest in Client upon full and timely payment of all amounts owed under this Agreement. Service Provider also retains a perpetual, royalty-free, non-exclusive license to use the Work Product, including any final deliverables, for internal purposes, portfolio presentation, and case studies, provided that no Client Confidential Information is disclosed without prior written consent.
b.	Client Information. Notwithstanding anything to the contrary, Client retains ownership of all data, materials, and proprietary information it provides to Service Provider in connection with the Services (“Client Information”). Client grants Service Provider a limited, non-exclusive, royalty-free license to use Client Information solely for the purpose of fulfilling its obligations under this Agreement and for showcasing general case study or portfolio results, provided no confidential data or identifying information is shared without prior written approval.

c.	License to Use. Subject to Exhibit A, upon full payment, Service Provider grants Client a worldwide, royalty-free, non-exclusive license to use the final Work Product for its intended business purposes. This license does not include any right to sublicense, resell, or commercially redistribute the Work Product beyond Client’s own business use.
d.	Service Provider Materials. Notwithstanding the foregoing, Service Provider shall retain all rights in any pre-existing materials, tools, templates, frameworks, code, documentation, or intellectual property developed or owned by Service Provider prior to or outside the scope of this Agreement, and any derivatives thereof.

6.	Client Obligations & Materials

a.	Client Materials. Client represents that it has the rights to provide and use any materials, data, content, or trademarks supplied to Service Provider (“Client Materials”), and hereby grants Service Provider a limited license to use such materials solely in connection with performing the Services.
b.	Timely Input. Client shall provide timely approvals, feedback, and access to internal personnel, systems, and other resources necessary for Service Provider to perform the Services.
c.	Delays. Any delay in the provision of Client Materials, feedback, or access that materially impacts the delivery schedule may result in deadline extensions and additional fees as reasonably determined by Service Provider. If such delays cause the Services to extend beyond the agreed-upon project timeline or term specified in Exhibit B, Service Provider shall have no further obligation to deliver Services beyond that period unless otherwise agreed in writing. Any continuation of work beyond the original timeframe may be subject to new terms, scope, and compensation.
d.	Client-Provided Assets. Unless explicitly stated otherwise in Exhibit A, Client is responsible for providing all necessary assets required to perform the Services, including but not limited to brand guidelines, logos, copy, images, videos, audio files, and any other branding or creative materials. Failure to provide such assets in a timely manner may result in project delays or additional fees. Service Provider shall not be obligated to create or source such materials unless expressly included in Exhibit A.
e.	Delays and Term Expiration. Client understands and agrees that any delay in providing required assets, approvals, feedback, or access that materially impacts the delivery schedule may reduce the scope of work able to be completed within the Term. Service Provider shall have no obligation to deliver Services beyond the Term end date, regardless of whether any portion of Client’s allocated advertising budget remains unspent. For clarity, any unused advertising budget shall remain in the Client’s possession and shall not be paid to Service Provider. Any continuation of Services beyond the Term must be agreed to in writing and may be subject to new terms, scope, and additional compensation.

7.	Indemnification

a.	By Client. Client agrees to indemnify, defend, and hold harmless Service Provider and its officers, directors, employees, agents, and affiliates from and against any and all losses, damages, liabilities, claims, actions, suits, judgments, penalties, costs, or expenses (including reasonable attorneys’ fees) arising out of or relating to: (a) Client’s use of the Services or Work Product; (b) any Client Materials or information provided to Service Provider; (c) Client’s breach of this Agreement; or, (d) any product liability matter or issue. Additionally, at all times during the Term hereof, the Client shall name and maintain the Service Provider as an additional insured on the Client’s product liability insurance policy.
b.	By Service Provider. Service Provider agrees to indemnify, defend, and hold harmless Client and its officers, directors, employees, agents, and affiliates from and against any and all third-party claims resulting from: (a) a grossly negligent act or omission of Service Provider in the performance of its obligations under this Agreement; or (b) a willful misconduct or intentional breach of this Agreement by Service Provider. Service Provider’s indemnification obligations are conditioned on Client: (i) providing prompt written notice of any claim; (ii) allowing Service Provider to control the defense and settlement; and (iii) reasonably cooperating in the defense at Service Provider’s expense.

8.	Limitation of Liability; Disclaimer

a.	To the fullest extent permitted by law, neither Party shall be liable to the other for any indirect, incidental, consequential, special, exemplary, or punitive damages (including, without limitation, lost profits or business interruption) arising out of or related to this Agreement, even if advised of the possibility of such damages. Service Provider’s total cumulative liability under this Agreement shall not exceed the total amount of fees actually paid to Service Provider by Client in the three (3) months preceding the event giving rise to the claim.
b.	EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, SERVICE PROVIDER MAKES NO WARRANTIES, EXPRESS OR IMPLIED, REGARDING THE SERVICES OR THE WORK PRODUCT. SERVICE PROVIDER SPECIFICALLY DISCLAIMS ALL IMPLIED WARRANTIES, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON- INFRINGEMENT, AND ANY WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE. SERVICE PROVIDER DOES NOT WARRANT THAT THE SERVICES OR WORK PRODUCT WILL MEET CLIENT'S REQUIREMENTS OR THAT THE SERVICES WILL BE UNINTERRUPTED OR ERROR-FREE. CLIENT ACKNOWLEDGES THAT IT IS NOT RELYING ON ANY REPRESENTATION OR WARRANTY NOT EXPRESSLY STATED IN THIS AGREEMENT.
c.	Disclaimer on Performance and Results: Client acknowledges and agrees that Service Provider makes no guarantees, representations, or warranties regarding the success, outcome, or results of any Services, including but not limited to marketing campaigns, advertising performance, business growth, or revenue impact. Client further acknowledges that this Agreement does not constitute a promise or guarantee of any specific introductions, business connections, partnerships, or relationships. All services are provided on a best-effort basis, and results depend on numerous factors outside the control of Service Provider, including Client’s implementation, market dynamics, and third-party platform policies.

9.	Dispute Resolution

a.	Good Faith Negotiations. In the event of any dispute arising out of or related to this Agreement, the Parties shall first attempt in good faith to resolve the matter through informal negotiations.
b.	Mediation. If informal negotiations fail, Parties agree to submit the dispute to mediation in accordance with the rules of a recognized mediation service located in Florida. Each Party shall bear its own legal fees and shall share equally in the mediator’s fees.
c.	Arbitration. If the dispute is not resolved through mediation within thirty (30) days, the matter shall be submitted to binding arbitration conducted by a single arbitrator under the rules of the American Arbitration Association. The arbitration shall take place in Florida, and judgment upon the award rendered may be entered in any court of competent jurisdiction. The prevailing Party shall be entitled to recover its reasonable attorneys’ fees and arbitration costs.
d.	Waiver of Jury Trial. The Parties expressly waive their right to a trial by jury in any legal proceeding arising out of or relating to this Agreement.

10.	Name, Image & Likeness (NIL) Use & Restrictions

a.	No Right to Use NIL Unless Explicitly Authorized. Client shall have no right to use or otherwise benefit from the name, image, likeness, voice, brand, signature, or identity (collectively, “NIL”) of Service Provider or any of its advisors, employees, contractors, affiliates, or partners unless expressly authorized in writing in Exhibit A. Any such authorization shall constitute a limited, non-exclusive, non-transferable, and revocable license (“License”) for the specific uses and timeframe outlined therein.
b.	Pre-Approval Requirement. If NIL use is authorized, Client must obtain prior written approval from Service Provider for each use, including but not limited to advertisements, social media, press, videos, or promotional content. Service Provider has the explicit right to approve, deny, or revoke any previously issued approval at its sole discretion.
c.	Ownership of NIL Materials. All materials containing NIL, including Work Product, whether created by Service Provider or Client, shall remain the sole property of Service Provider. Client’s rights to use, exploit, and/or benefit from such materials are conditioned upon the issuance of a License to Client in Exhibit A, and Client’s full compliance with this Agreement. If the Work Product does not contain any NIL materials, then the ownership of such Work Product shall be governed by Section 5(a). However, if the Work Product contains NIL materials, then at the conclusion and/or termination of this Agreement, the Client’s right to use such Work Product shall terminate.
d.	Termination of NIL Rights. All NIL rights granted hereunder, including but not limited to a License, shall automatically terminate upon the expiration or termination of the Agreement. Client must immediately cease use of NIL in such a scenario, and, upon request, confirm in writing that all related content has been removed or destroyed.

e.	No Implied Endorsements. Client shall not imply, suggest, or otherwise state that it has any endorsement, sponsorship, or affiliation with Service Provider or its personnel unless expressly approved in writing and stated in Exhibit A.

11.	Miscellaneous

a.	Entire Agreement. This Agreement, including all Exhibits, constitutes the entire understanding between the Parties and supersedes all prior negotiations, agreements, or understandings, whether oral or written.
b.	Amendments. No amendment or modification of this Agreement shall be valid unless made in writing and signed by both Parties.
c.	Assignment. Client may not assign or transfer this Agreement without the prior written consent of Service Provider. Service Provider may assign this Agreement to any affiliate, successor, or purchaser of its business without notice.
d.	Force Majeure. Neither Party shall be liable for any failure or delay in performance due to events beyond its reasonable control, including but not limited to natural disasters, labor disputes, war, terrorism, governmental action, pandemics, or interruptions in telecommunications or internet services.
e.	Severability. If any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall continue in full force and effect. The Parties agree to replace any such invalid or unenforceable provision with a valid and enforceable one that most closely reflects the Parties’ original intent.
f.	Interpretation. This Agreement has been negotiated by the Parties and their respective counsel, and shall be interpreted fairly in accordance with its terms and without any strict construction in favor of or against either Party. Each Party acknowledges that it has had the opportunity to be represented by independent legal counsel in connection with the negotiation and execution of this Agreement, and no provision shall be construed against the drafter.
g.	No Waiver. The failure of either Party to enforce any provision of this Agreement shall not be deemed a waiver of its right to enforce such provision at any later time.
h.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles. Any legal action or proceeding relating to this Agreement shall be brought exclusively in the courts located in Florida, and the Parties hereby consent to the jurisdiction thereof.
i.	Survival. All provisions that by their nature are intended to survive termination or expiration of this Agreement shall survive, including but not limited to provisions related to confidentiality, intellectual property, indemnification, limitation of liability, and dispute resolution.
j.	Counterparts; Electronic Signatures. This Agreement may be executed in counterparts and electronically. All counterparts together shall constitute one agreement, and electronic signatures shall be deemed valid and binding.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement by their duly authorized representatives as of the Effective Date.

Service Provider

KBBAT Holdings, Inc., d/b/a Big Brand Ventures

By:	/s/ Brandon T. Adams
Name:	Brandon T. Adams
Title:	Co-CEO
Email:	brandon@kevinharrington.tv

Client

Company Name: Alternative Canning Solutions Inc.		Company Name: Strategic Group Partners Inc.

By:	/s/ Jerry Roger Cox	By:	/s/ Catherin Garrido
Name:	Jerry Roger Cox	Name:	Catherin Garrido
Title:	Owner	Title:	CEO
Email:	JerryRogerCox@aol.com	Email:	Cathygsmg@gmail.com

Exhibit A: Scope of Services

Overview of Services

Exclusive Engagement

●	The Client hereby grants to the Service Provider the exclusive, worldwide right to market and promote all of the Client’s products, including but not limited to the Aqua Beato Tokens (the “Tokens”), water, and all product lines, offshoots, variants, versions, and associated products of the Tokens, water, and any other product created by and/or sold by the Client (collectively, the “Products”), across all marketing, sales, and distribution channels—whether now existing or developed in the future—including but not limited to digital, retail, wholesale, affiliate, and direct-to-consumer channels. This exclusivity applies to all current and future product lines, categories, extensions, and derivatives of the Client’s Products. During the Term, the Client shall not authorize, appoint, or permit any third party to market, promote, or sell its products or services in any territory or channel covered by this Agreement without the Service Provider’s prior written consent.
●	Distributor Carve-Out. Notwithstanding the foregoing, the Client may continue to permit its existing distributors, as of the Effective Date, to market and sell the Products in accordance with their current arrangements. This carve-out applies solely to those distributors with whom the Client has an active, pre-existing commercial relationship and shall not be deemed to authorize the Client to expand such relationships or engage new third parties without the Service Provider’s prior written consent.

Right to Use IP; IP, Generally

●	Further, the Client hereby grants to the Service Provider a perpetual, irrevocable, worldwide, non-exclusive, royalty-free, sublicensable license to use, reproduce, display, perform, modify, distribute, and create derivative works of any intellectual property, materials, trademarks, or other content provided by the Client to the Service Provider in connection with this Agreement (the “IP”). Such license shall be solely for the purposes of marketing, promoting, distributing, or otherwise fulfilling the Service Provider’s rights and obligations under this Agreement.
●	With respect to the IP, the Client shall be solely responsible for: (i) paying and applying for, and maintaining and defending all IP rights that currently exist as of the Effective Date or will exist for the Tokens during the Term; and, (ii) obtaining and maintaining all required governmental and regulatory approvals required for the distribution and sale of the Token.

Communication & Strategic Support

●	Biweekly Check-Ins: A Zoom call will be held every two (2) weeks between the Client and an assigned Account Manager. These sessions cover progress updates, open questions, and coordination with the internal Big Brand Ventures team. Calls may be rescheduled with reasonable notice.

●	Monthly Leadership Participation: Once per month, a member of the Big Brand Ventures leadership team will join one of the regularly scheduled biweekly check-in calls. This joint session will be used for strategic guidance or deeper business planning.

Advertising & Campaign Management

●	Targeting Strategy: Service Provider will develop a custom audience targeting plan aligned with the Client’s offers and objectives.
●	Ad Creation: Service Provider will produce multiple versions of ad copy and creative using a minimum of four (4) assets provided by Client.
●	Campaign Management: Service Provider will manage and optimize advertising campaigns across at least two (2) platforms, which may include Facebook, Instagram, YouTube, TikTok, Google, or native ad networks. Platforms may change during the Term based on performance and strategy. The Service Provider acknowledges that the goal is to expand such campaigns across as many platforms as possible.
●	Ad Spend Requirement: Client shall allocate and fund a minimum of Twenty-Eight Percent (28%) of the Client’s upcoming fundraise (the “Marketing Budget”) to be managed and used by the Service Provider (in its sole discretion) regarding the marketing efforts that the Service Provider will manage on behalf of the Client (the “Marketing Efforts”). This Marketing Budget is not included in Service Provider’s compensation and will be spent directly on such marketing efforts. The Service Provider will establish a marketing plan (the “Plan”) regarding the use of the Marketing Budget for the Marketing Efforts, and share such Plan with the Client once the Plan is prepared.

o	Notwithstanding the above, the size of the Marketing Budget shall be subject to the condition that the Return on Ad Spend (“ROAS”) for the Marketing Efforts exceeds 2.0x (the “ROAS Threshold”). The ROAS Threshold calculation shall begin two (2) months after the commencement of the Marketing Efforts. In the event that ROAS falls below the ROAS Threshold, the Parties will work together in good faith to determine a mutually agreeable revised level of ad spend.
●	Advertising Budget. From the Marketing Budget, the Service Provider shall present to the Client a monthly advertising budget for Client’s approval. Once approved, such monthly budget shall be deployed by BBV at its sole discretion to execute the Plan and the Marketing Efforts.
●	Performance Disclaimer: Service Provider does not guarantee results. Campaign effectiveness depends on platform algorithms, market conditions, external factors, and Client implementation.

Sales Funnel Development

●	Service Provider will design and build an appropriate number of landing pages and/or sales funnels on WordPress or a comparable platform that are needed for the marketing efforts that the Service Provider will manage. The page may include A/B testing of layouts, offers, or price points. Client must provide all necessary brand assets and platform access.

Backend Automation

●	Service Provider will:
○	Set up or support configuration of a HighLevel (or similar) CRM system.
○	Launch at least one (1) email campaign and one (1) SMS campaign to engage leads and encourage follow-up or repeat purchases.
○	Automations will support lead capture, post-purchase messaging, and ongoing communication. Client is responsible for maintaining legal compliance (e.g., TCPA, CAN-SPAM) and covering any third-party software, service, or subscription costs.

Expenses

●	Client shall be responsible for all third-party costs and expenses incurred in connection with the Services, provided such expenses are pre-approved in writing by Client. These may include, but are not limited to, advertising spend, platform fees, software subscriptions, tools, or contractor/vendor charges. Client is also responsible for providing all necessary assets (e.g., logos, images, video, copy) unless otherwise agreed in writing.

Client Responsibilities / Access Needed

The Client agrees to:

●	Provide timely access to all necessary social media accounts, ad accounts, campaign platforms, CRM systems (e.g., HighLevel), and related software or tools.
●	Deliver all required brand assets (logos, fonts, colors, images, videos, copy) and any specific inputs needed for landing pages, A/B testing, or campaigns.
●	Review and approve marketing content within 3 business days to avoid delays.
●	Connect the Service Provider with relevant internal team members (such as the sales team) to coordinate lead generation, integrations, and software setups.
●	Cover all advertising spend, platform fees, software subscriptions, and third-party costs, which are separate from the Service Provider’s monthly fee, ad spend fee, and commission, provided these expenses are pre-approved in writing.
●	Ensure that its business operations, services, and products are legal and compliant with all applicable laws and regulations, as well as ensure that all marketing, email, and SMS campaigns comply with applicable requirements, including but not limited to TCPA and CAN-SPAM.
●	Acknowledge and allow both the Client and the Service Provider to use all created video and podcast media assets for promotional and marketing purposes.

Name, Image, and Likeness (“NIL”)

●	During the Term, the Client shall be permitted to use the NIL of Kevin Harrington and/or Brandon T. Adams (as provided by the Company and/or jointly created by the Parties) in its marketing efforts. All uses of the NIL must be approved by the Company in writing prior to the Client’s authorized use thereof.

●	Upon termination of this Agreement for any reason, the Client’s license to use the NIL authorized herein shall immediately cease.

Board of Advisors

●	The Client shall provide one (1) seat on the Client’s Board of Advisors to Kevin Harrington.
●	At all times while Mr. Harrington sits on the Board of Advisors, the Client shall maintain Directors & Officers insurance coverage in an amount satisfactory to the Service Provider. Such insurance coverage must specifically cover members of the Board of Advisors.
●	The Client may, at its discretion, at any point during the Term, add Brandon T. Adams to the Board of Advisors.

Exhibit B: Compensation & Payment Terms

Compensation Structure (the “Fees”):

Retainer. For the provision of the Services during the Term, the Client shall pay the Service Provider a fee of Twenty Five Thousand Dollars ($25,000) per month during the Term for the provision of the Services (the “Retainer”). Upon execution of this Agreement, the Client shall pay the first three (3) months’ of the Retainer as a lump sum payment to the Service Provider, and future payments of the monthly Retainer shall be due and payable on a day established by the Service Provider each month thereafter.

Revenue Share. For each month during the Term, the Client shall pay the Service Provider a fee equal to a minimum of Five Percent (5%) of the Client’s Gross Revenues that it generates from opportunities generated through the Service Provider’s efforts hereunder (the “Revenue Share”). “Gross Revenues” is defined as the Client’s total invoiced revenue generated from the sale of any and all Products to customers in all channels of distribution, excluding any amounts attributable to shipping and handling charges, sales or value-added taxes, returns, credits, and allowances actually given/taken, no matter where geographically sold. The Revenue Share shall accrue and be paid on a monthly basis. On the 5th day of each month, the Client shall provide the Service Provider with a report detailing the Client’s prior month’s Gross Revenues, along with the payment of the Revenue Share for such prior month. The Parties will, in good faith, negotiate a higher Revenue Share based on the opportunity and/or channel that requires a higher Revenue Share.

●	Service Provider shall have the right, at its own expense and upon at least ten (10) business days’ prior written notice, to audit, inspect, and copy the relevant books, records, systems, and accounts of Client that are reasonably necessary to verify the calculation and payment of any amounts owed to Service Provider under this Agreement, including all gross receipts and any deductions or offsets applied. Such audit may be conducted no more than once per calendar quarter, during normal business hours, and shall be subject to reasonable confidentiality and security procedures. Client shall make all relevant records and personnel available and shall reasonably cooperate with Service Provider and its auditors. If any audit reveals that payments were underreported or underpaid by more than five percent (5%) for the audited period, Client shall promptly pay the deficiency with interest at the lesser of one- point-five percent (1.5%) per month or the maximum rate permitted by law, and shall also reimburse Service Provider for the full cost of the audit.

Ad Spend Management Fee. To manage the Client’s ad spend, the Client shall pay a monthly fee equal to Ten Percent (10%) of the Client’s ad spend each month (the “Ad Spend Fee”). This Ad Spend Fee shall accrue and be paid on a monthly basis on a day established by the Service Provider.

Equity. For the provision of the Services during the Term, the Client shall grant to the Service Provider a total of Twenty Percent (20%) equity interest in each of the Client’s entities (collectively, the “Equity”) that becomes granted, fully vested, earned, and cannot be clawed back based upon the following schedule (the “Vesting Schedule”):

-	Upon the execution of this Agreement, the Client shall grant to the Service Provider a Ten Percent (10%) fully diluted equity ownership interest in each of Alternative Canning Solutions, Inc. (“ACS”) and Strategic Group Partners, Inc. (“SGP”). Such equity interests shall be issued by the Client promptly following the Effective Date and shall not be subject to forfeiture, repurchase, or dilution (other than proportionately with all shareholders in subsequent financings), unless otherwise agreed in writing by the Service Provider;
-	Five Percent (5%) fully diluted equity interest in both ACS and SGP upon the occurrence of either of the following milestones:
o	ACS achieving Five Million Dollars ($5,000,000) in cumulative gross revenue; or,
o	ACS achieving market capitalization of Forty Million Dollars ($40,000,000).
-	An additional Five Percent (5%) fully diluted equity interest in both ACS and SGP upon the occurrence of either of the following milestones:
o	ACS achieving Ten Million Dollars ($10,000,000) in cumulative gross revenue; or,
o	ACS achieving market capitalization of Seventy Million Dollars ($70,000,000).

The par value of the Equity granted hereunder is $0.0001 per share. The Service Provider may determine (in its sole discretion) to structure the Equity as a grant, warrants, or options (at a price per share equal to the Client’s price per share as of the Effective Date). Based on the Service Provider’s decision, the Client shall prepare all necessary documentation for the Parties’ execution regarding the transfer of the Equity within fifteen (15) days of the Effective Date hereof. Any Equity granted hereunder must be of the same level and/or class of shares granted to the Client’s founders (i.e., founder’s shares), including the same rights, benefits, and protections afforded to the Client’s founders. The provision of the Services to the Client hereunder shall be accepted by the Client as payment in full for the Equity grant to the Service Provider. The Client shall have no right to rescind, reclaim, claw back, or otherwise demand the return or forfeiture of any such Equity for any reason, including but not limited to termination of this Agreement, performance disputes, or other post-issuance events, unless milestones are not achieved as per the Vesting Schedule. The Client explicitly acknowledges and accepts that all Equity granted per the Vesting Schedule to the Service Provider hereunder shall be considered earned by the Service Provider as payment for the provision of the Services already provided.

●	Tag-Along Rights; Equal Treatment; Change of Control:
○	In the event that any shareholder or group of shareholders (the “Selling Shareholders”) proposes to sell, transfer, or otherwise dispose of any equity interests in the Client (a “Proposed Transfer”) to any third party (a “Proposed Transferee”), the Service Provider shall have the right, but not the obligation, to participate in such sale on a pro rata basis (a “Tag-Along Right” or “Ride-Along Right”) on the same terms and conditions offered to the Selling Shareholders.

The Client and the Selling Shareholders shall provide the Service Provider with written notice of the material terms of the Proposed Transfer, including the identity of the Proposed Transferee, the number and class of equity interests to be transferred, the proposed purchase price, and all other material terms, at least fifteen (15) days prior to the closing of such Proposed Transfer.

○	Upon receipt of such notice, the Service Provider shall have ten (10) days to notify the Client and the Selling Shareholders of its intent to exercise its Tag- Along Right. If exercised, the Selling Shareholders shall cause the Proposed Transferee to purchase from the Service Provider the same percentage of equity interests (of the same class or series) as is being sold by the Selling Shareholders, on a pari passu basis and for the same price, terms, and conditions. The Selling Shareholders shall not consummate any Proposed Transfer unless the Proposed Transferee simultaneously purchases the Service Provider’s equity interests as contemplated herein.
○	In the event of a Change of Control of the Client—defined as any transaction or series of transactions resulting in (i) the sale of all or substantially all of the Client’s assets, or (ii) the transfer of a controlling interest in the Client to any third party—the Client shall ensure that the Service Provider is offered the opportunity to participate in such transaction on terms no less favorable than those offered to any other equity holder of the same class. All equity interests held by the Service Provider shall carry equal rights to proceeds, dividends, and distributions on a pari passu basis with all other holders of the same class of equity.

●	Accelerated Vesting upon Exit Events. If the Client (a) consummates a public offering of its securities, (b) raises funds at a valuation equal to or exceeding One Hundred Million Dollars ($100,000,000), or (c) undergoes a Change of Control (as defined herein or elsewhere in this Agreement), then all Equity granted to the Service Provider under this Agreement, whether vested or unvested, shall become fully vested, non-forfeitable, and not subject to any repurchase right, clawback, or other restriction, immediately prior to the consummation of such event.

Payment Schedule:

The payment of the Retainer, the Revenue Share, and the Ad Spend Fee shall occur on a monthly basis.

The grant of the Tokens shall occur promptly after the Effective Date as per the Vesting Clause and the Vesting Schedule.

The grant of the Equity shall occur within fifteen (15) days after the Effective Date.

Payment Method:

Payments shall be made via ACH or wire transfer to the account details provided by the Service Provider.

Term of Agreement:

This Agreement shall remain in effect for Eighteen (18) months following the Effective Date (the “Term”), and shall automatically renew for additional Eighteen (18) month Terms.